

Bear Hug Brewing Company

An immersive craft brewery in a "bear"-ly tapped market.

Business plan
Prepared May 2022

Contact Information

Seth Hunter

seth@bearhugbrewco.com

8142794333

www.bearhugbrewco.com

Table of Contents

Executive Summary

Opportunity

Problem

Around the Orlando Resort area there is a massive hole in the Craft Beer Market. The demand from both locals and tourists are high but the only options involve driving far from the Main Gates of the theme parks and living communities. A craft brewery smack dab in the heart of this burgeoning market would offer a unique experience for both locals and tourists alike.

Solution

Bear Hug Brewing Company (BHBC) would offer delicious beers that would conform to the taste palates of every beer drinker not just craft beer enthusiasts. The flagship beer of the brewery, for example, will be a lighter fare honey beer that is refreshing in the hot and humid weather of Central Florida. We will also be creating an immersive bar experience that will fit seamlessly with the "magic" that is just a few minutes away from our location.

Market

Our brewery's target market is going to consists of mostly locals who work in the nearby theme parks (Walt Disney World and Universal Studios Orlando Resort). Walt Disney World currently employs 77,000 employees and Universal Studios employs around 10,000. These two resorts only make up a small base of our available consumers. We also are looking to pick up the commuter returning from working in Downtown Orlando and coming home from a long day at work to either meet their family or friends for a quick pint or two before dinner. Lastly, but not least, 75 Million people visit the Orlando area so a huge part of our market will be to pull those tourists from the surrounding hotels for a unique brewery experience like no other in the area.

Competition

We will have a unique and entertaining taproom for customers to enjoy their beers. No other brewery in the area offers the same level of attention to detail in the taproom as we do. The overall experience will not just include good beer, but good storytelling for each beer as well as the brewery as a whole. In the Central Florida area, we will be part of a small group of locally owned businesses and will offer high end ingredients for each of our beers. We will also be offering a far less experimental beer tasting experience as many of our competitors over produce. We will create simple, yet extremely tasty, beer offerings that truly fit the climate and beer palates around us.

Why Us?

BHBC will offer an experience based taproom unseen in the current Orlando market outside of the theme parks. The mix between quality product and quality story-telling will set the new standard for what bars and future breweries outside of the parks. The experience of both Sean and Seth in the beer, bar, and restaurant scenes totals over 20 years of experience and expertise. Seth's connections throughout the NYC beer scene and Sean's connections to the Bar scene have set us up with wonderful advisors to assist us on any inevitable bumps in the road. Also, our shear passion and excitement towards this project will allow the business not only to get off the ground, but flourish into a well-established Brewery and put Southern Orlando on the map as a brew capital of Florida and beyond.

Expectations

Financial Highlights by Year



Financing Needed

We are seeking an investment of $1.2 Million from a combination of Direct Investment, Angel Investors, Crowd Funding, and Loans in order to build our taproom and 15 Barrel brewhouse as well as set us up for our inevitable expansion in Regional distribution markets.

Opportunity

Problem & Solution

Problem Worth Solving

Seth's family lives in the Orlando Theme Park Resort Area and loves breweries. Before moving to the Orlando Area, they lived in Virginia where they typically would try to find a new brewery every Saturday for what they call "Brew-Saturdays". When they arrived to Florida, they re-started their Brew-Saturdays and found that their options were extremely limited. The only choices for them were to drive a busy highway to reach a brewery or to go to the same two local breweries on repeat every single Saturday. They shared with me that the beer scene down around them was getting stale. It gave me an idea. Why make tourists and locals drive far to experience a brewery experience described as "stale"? Breweries always seem to follow the same taproom model with a boring industrial feel that makes you feel as though "If You've Been to One, You've been to them all". The brewery market needs a shakeup and with inspiration and magic flowing through this area, it seems ripe for the picking.

Our solution

Our brewery is going to take the "magic" of the area and rewrite the stale and monotonous nature of breweries by creating a truly story-inspired brewery setting. Our space will be a slightly immersive space where the story line of the brewery will be told and hidden throughout the space.

A few of the many examples include:

- Rock work on the bar area to appear as though the guest is ordering directly from the "Cave" where the bears are brewing the beer.
- Pressed concrete floors designed to look as though it is the forest floor where the bears have been dragging carts and leaving their paw prints towards the brewhouse entrance.

4

- Decorative ceiling that creates a canopy above the guests to simulate a thick forest environment similar to the attached picture.



Each beer will also tell a story and have a strong tie into the brewery. One of our flagship beers will be a Honey Ale name "Honey Heist" (Name Pending Approval). This light-bodied golden easy drinking ale will feature local honey and a crisp finish that will leave every palate wanting more. Our story tie-in for this beer is that in order for the bears to get the honey, they had to steal it from the bees high in the trees just barely making it back before the bees attacked. (The things these bears do to make good beer.)

With all of these story elements, we are going to bust the typical industrial brewery model and bring a new and exciting environment that will make people want to spend a long day hanging out with friends in this beautiful space and, of course, drink delicious beer.

With Seth's background in entertainment, we will also bring in several live music acts throughout the week as well as events that bring in traffic that may have otherwise driven by. There is nothing better than a good beer with an acoustic guitar solo in the background.

Also included in the taproom's design is a "Market" Space. This market will include food vendors which will operate symbiotically with the taproom. These vendors will serve foods often associated with a good beer (i.e. Pizza, Mac and Cheese, Sandwiches, etc.) This will help drive people to our location and help retain their business over several hours.

Target Market

We are expecting our largest market to be locals who live and work in the Disney/Universal Studios area. This group is wide ranging in age and demographic. Our main focus, however, will be to target the growing market share of the Millennial Generation as they are quickly approaching their 30s and are coming into disposable income. This group in particular is missing areas that cater to their cultural representation. Millennials tend to lean towards "cute" and "approachable" marketing which we will fully capitalize on with our "Bear Marketing". We are blessed that beer is already a proven draw for the American audience and our Marketing for this group will pull in our top demographic.

For our older patrons, they lack good and simple beer styles outside of the Macro beer market (i.e. Coors and Budweiser). We will be able to capture the market share with this demographic by producing excellent and easy drinking beers for those whose palates are less accustomed to an experimental craft beer scene. Our flagships will solidify our staying power within this market demographic.

Our other main, and no less important, market segment is the Orlando Area Tourists. As we will be located in arguably the most tourist heavy area in Florida, this market segment cannot be ignored. Our brewery will provide not only good beer, but a cheaper option for those who are staying in the parks and paying upwards of $12 per craft beer. Our less expensive beers and same attention to detail will make us a powerful tourist draw in the area which will make the car expenditure worth while for tourists and their families who wish to get outside of their respective theme park bubbles for an experience that enhances their Central Florida experience.

These Markets will allow us to not only thrive in our first few years, but also leave many options open for rapid expansion to meet the growing demand for our excellent product and guest experience.

Competition

Current alternatives

Current Competition Map



Crooked Can:

- Winter Garden, FL – 40 Minutes from EPCOT

- 8,000 BBL Production Per Year.
- Small Taproom with Outdoor (Dog-Friendly) Space.
- Small additional "Barrel Room" Taproom attached.
- Marketplace attached containing sperate food and merchandise stalls.
- Cans to go.
- Distribution network well established.

Persimmon Hollow Brewing Co.:

- Deland, FL – 75 Minutes from EPCOT,
- Lake Eola, FL – 33 Minutes from EPCOT.
- Flamingo Crossing, FL – 17 Minutes from EPCOT,
- Unknown BBL Production Per Year.
- 3 Taprooms throughout the Greater Orlando area.
- Most direct competition (Flamingo Crossing location) serves food.
- Large Taproom.
- Cans to go.

Big River Grille & Brewing Works:

- Disney's Boardwalk Resort, FL – 5 Minutes from EPCOT.
- Unknown BBL Production Per Year.
- 10 BBL brewing system.
- Large Taproom that serves Full food menu as well.
- 3rd Party Disney Restaurant.
- Easy walking distance from EPCOT, Hollywood Studios, and EPCOT Resorts.
- No beer to go.
- No Distribution.

BJ's Restaurant and Brewhouse:

- Lake Bryan, FL – 10 Minute Drive from EPCOT.
- 60,000 BBL Production Per Year.
- Restaurant with BJ's beers and other craft beers.
- 12 oz cans to go.
- No Distribution – (Own Restaurants Only).

Our advantages

At BHBC, we strive first and foremost to create a memorable and high quality guest experience. This is accomplished with our state-of-the-art story driven immersive taproom not offered by any other brewery in the area with a focus on guest experience and, of course, fantastic beer. We will be leading the beer scene with a high focus on water chemistry in order to stay true-to-style with our beer lines. Every beer in the world has a unique water quality that best serves the beer style and turns a "Good Beer" into a "Great Beer". Also, along with the taproom, the marketplace attached to the brewery will provide high quality food options and a multitude of choices for the hungry beer consumer. This setup will allow us to maximize our taproom's ability to operate by removing a commercial kitchen and save the space to increase beer production.

We will have the pulling power of a "must visit attraction" by creating a space that not only locals want to visit, but tourists alike. The goal of this will be to maximize early profits as well as attract the attention of the hungry beer markets of the large theme park players in the area that few other breweries have tapped into in the area.

Our branding will also stand out compared to the rest of the industrial beer market with a colorful and cute palate for the Millennial generation that is quickly taking a massive market share of alcohol sales. This will allow us to expand our distribution network to accommodate not just our local area but across the Central Florida Markets and beyond.

We will be a welcoming and friendly atmosphere that is guest focused similarly to how the Walt Disney World Resort operates in order to make a friendly and welcoming environment that is sometimes lost in an industrial taproom setting. Every guest, no matter who they are, will feel welcomed and taken care of to their fullest extent at our brewery.

Execution

Marketing & Sales

Marketing Plan

As a startup brewery, we will be heavily focused on our Founder's program and website SEOs. Our founders program will be linked on our website and will include multiple tiers with varying rewards for each level of crowdfunding investment. We are currently deciding which crowdsourcing program to use for this part of our marketing strategy. We will also be extremely active on social media (Instagram, Facebook, TikTok, etc.) offering teasers to prospective customers to drum up hype for our brewery. This will also include reaching out to employers in the area such as Disney and Universal to let them know that their employees may receive a 10% discount on cans and merchandise by showing their employee IDs in order to drive traffic from that market. We will also be actively sampling teaser beers once our brew system is up and running and going to as many beer festivals as possible in order to keep people talking about our "up-and-coming-brewery". Lastly, a grassroots style of marketing will round out our marketing strategy by talking face-to-face with bars and patrons in order to let them know about our new brewery.

Sales Plan

Our main focus for sales will be Direct-to-Consumer. We will have a heavy focus on the taproom through draft, growler fills, and can sales. We will also be targeting the Disney and Universal employees by extending 10% discounts on their can purchases. We will begin to shift towards a wholesale market after the first year in order to continue increasing our revenue stream. Both Sean and Seth will be focused on working with distributors during the first year and after which we will bring in a full-time Beer Representative to work our way into Local and Regional Markets.

Operations

Locations & Facilities

Being just minutes from most of the theme parks in Central Florida, this gives us a massive pool of our target audience. Interstate-4 is the main thoroughfare through the theme park areas and carries most of the theme park workers, tourists, and Orlando professionals into and out of the area. Because of this, we will be able to pull in a happy hour crowd as well as those who are looking for an evening out without having to travel very far to do so. Being this close to I-4 also gives us flexibility on sending and receiving deliveries of both our ingredients and our wholesale markets.

Our Taproom and Brewhouse will both be housed in the same building. The brewhouse, being a 15 Barrel System, will require a space of a size of 2500-3000 square feet. This includes some space in order to accommodate for the inevitable expansion of the brewhouse to meet demand. We are looking to bring down the startup costs by purchasing Uni-tanks to allow us to skip the purchase of brite tanks. Inside of the brewhouse there will also be a large cold storage fridge that will connect into the tap systems as well as keeping our product fresh. The Taproom and Market area is much more flexible in size, however, with most of our profits coming from Direct-to-Consumer, we will prioritize space for these areas when designing the final architectural plan.

Equipment & Tools

Brewing

15 Barrel (BBL) Brew System

- 15 BBL Boil tanks (4 Tank)
- 8 UNI Fermenters

Hoses, Keg Cleaner, Kegs

Canning line to be purchased after 1-2 years. We will use a mobile canner for our initial startup.

Milestones & Metrics

Milestones Table

Milestone	Due Date
Capital Investment Reached	August 01, 2022
Location	August 31, 2022
Start of construction	October 31, 2022
Grand Opening	March 20, 2023

Key metrics

Our main focus will be with the simplest metrics:

- Daily Taproom Revenue
- Market Rental Space
- Ingredient Costs
- Payroll

The easiest ways for us to keep our taproom revenue high will be adding on of can sales to as many guests as possible. Keeping our average revenue per transaction high will be a great metric in order for us to see the health of the taproom. By encouraging our bartenders to keep tabs open and suggest cans at the end of every transaction, we can keep that metric high.

For our market space, we will need to keep in filled 75-100% in order to maximize the use of the space and the revenue from it.

For our beers, staying away from high priced Specialty Grains and Adjuncts will help bring up our margins on the beer side for the first few months. After which, we can begin to add more expensive ingredients and raise prices accordingly to cover those ingredients.

For our payroll, having Tipped positions across the front of house will keep the running costs of the taproom low and the profit margins high. We also will be covering most management rolls saving us valuable early capital to maximize the taproom's potential.

Company

Overview

Bear Hug Brewing Company will be a registered limited liability company. Seth Hunter and Sean Flynn are the two founders and own an equal share. Currently, there are no outside investors but we are actively searching for investors to allow the business to reach it's highest potential.

Team

Management team

Sean and Seth will be the primary management team for the first year. We will start to hire managers for for the taproom and wholesale side of the business as business grows. Our Head Brewer will be our first management hire which will occur when we begin planning and building the brewhouse.

Key planned hires

- Head Brewer
- Accountant
- Head of Sales

Advisors

Ethan and Pete – Co-Owners of Rockaway Brewing Company

- Advising on Brewhouse Builds

Chris and Mary – Co-Owners of 5th Hammer Brewing

- Advising on Initial Costs for Taproom and Brewery
- Advising on how to keep Taproom relevant after opening and finding our key markets.
- Advising on Brewhouse Construction and Rigging

John Oteri – Territory Manager of Florida for Athletic Brewing Company

- Advising on Distributor and distribution networks for the Florida region

Sumo Das – VP Product for Mattress Firm

- Advising on financials and startup success

Financial Plan

Forecast

Key assumptions

Our assumptions are based on the current market costs and average retail earnings for similar size breweries in the greater Orlando area. We also consulted current brewery owners and upper management of breweries in the greater New York area.

We expect our taproom to provide the majority of our profits by selling direct-to-consumer.

Pricing

Our primary income will come from sales inside of the taproom. Pints will range anywhere from $6 to $10 depending on the style and make of the beer. We will also offer flights of our beers for those looking to explore smaller sizes and more variety. These will be priced higher than a pint in order to maximize profits off of the smaller volumes of beer. We also will be distributing our beers in different sized kegs: 1/6 Barrel Kegs and 1/2 Barrel Kegs. Typically, a 1/6 Barrel Keg will sell for around $75 and a 1/2 Barrel will sell for $185. Lastly, our can sales will also drive our direct-to-consumer model. 4-Packs typically sell between $16 to $20 and $14 wholesale and will help round out our reach in the market.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

Initial investments will go to building costs and initial brewery equipment costs. We will also invest in a promotional marketing campaign to create awareness and excitement before the brewery even opens. Once the brewery and tap room are built the remainder of funds will be used to hire initial taproom staff and brewery staff. Once the brewery is up and running revenue from both taproom and whole sale purchases will fund the operational costs as well as generate a return on investment after the first 18 months.

Pre-Build Stage: $100,000

- Land Lease
- Building Design
- Permits

Building Stage 1: $300,000

- Building Construction (Skeleton)
- Utility Setup/Municipal Requirements

Building Stage 2: $500,000

- Ordering/Installation of Brewhouse
- Ordering/Installation of Taproom
- Ordering/Installation of Cold Storage

Building Stage 3: $200,000

- Building/Installation Aesthetic Elements of the Taproom/Market

Post-Build Stage: $100,000 + Profits

- Day-to-day running costs

-

Sources of Funds

We are currently seeking financing and investment into BHBC. Our current goal is to raise our money through:

- Direct Investment
- Brewery Finance Loans
- Founder's Program (*Crowdfunding*)
- Small Business Loans
- Growth from Companies Profits (*Once Open*)

Statements

Projected Profit and Loss

	2023	2024	2025
Revenue	**$625,652**	**$874,856**	**$1,387,000**
Direct Costs	**$329,650**	**$381,400**	**$385,885**
Gross Margin	$296,002	$493,456	$1,001,115
Gross Margin %	**47%**	**56%**	**72%**
Operating Expenses			
Florida Excise Tax	$14,880	$14,880	$14,880
Marketing costs	$5,000	$5,000	$5,000
Merchandise	$2,000	$3,000	$4,000
Non alcoholic beverages	$5,000	$5,000	$5,000
Commercial Towel Service	$1,500	$1,500	$1,500
Single Use Supplies	$1,000	$1,000	$1,000
Art Budget	$20,000	$20,000	$20,000
Office Supplies/ Misc Costs	$1,000	$1,000	$1,000
Land Lease	$200,000	$200,000	$200,000
Florida Brewers License	$6,000	$6,000	$6,000
Federal Excise Tax	$8,750	$8,750	$8,750
Total Operating Expenses	**$265,130**	**$266,130**	**$267,130**
Operating Income	**$30,872**	**$227,326**	**$733,985**
Interest Incurred	$23,623	$0	$0
Depreciation and Amortization	$42,225	$42,225	$42,225
Gain or Loss from Sale of Assets			
Income Taxes	$0	$8,257	$38,047
Total Expenses	**$660,628**	**$698,012**	**$733,287**

Net Profit	($34,976)	$176,845	$653,713
Net Profit / Sales	(6%)	20%	47%

Projected Balance Sheet

	2023	2024	2025
Cash	($496,551)	($274,497)	$427,222
Accounts Receivable	$18,696	$15,760	$24,252
Inventory			
Other Current Assets			
Total Current Assets	**($477,855)**	**($258,737)**	**$451,474**
Long-Term Assets	$1,104,500	$1,104,500	$1,104,500
Accumulated Depreciation	($42,225)	($84,450)	($126,675)
Total Long-Term Assets	**$1,062,275**	**$1,020,050**	**$977,825**
Total Assets	**$584,420**	**$761,313**	**$1,429,299**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$0	$2,188	$9,512
Sales Taxes Payable	$12,396	$10,256	$17,205
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$12,396**	**$12,444**	**$26,717**
Long-Term Debt	$100,000	$100,000	$100,000
Long-Term Liabilities	**$100,000**	**$100,000**	**$100,000**
Total Liabilities	**$112,396**	**$112,444**	**$126,717**
Paid-In Capital	$507,000	$507,000	$507,000
Retained Earnings		($34,976)	$141,869
Earnings	($34,976)	$176,844	$653,713
Total Owner's Equity	**$472,024**	**$648,869**	**$1,302,582**
Total Liabilities & Equity	**$584,420**	**$761,313**	**$1,429,299**

Projected Cash Flow Statement

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	($34,976)	$176,845	$653,713
Depreciation & Amortization	$42,225	$42,225	$42,225
Change in Accounts Receivable	($18,696)	$2,937	($8,493)
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$2,188	$7,324
Change in Sales Tax Payable	$12,396	($2,140)	$6,949
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$949**	**$222,054**	**$701,718**
Investing & Financing			
Assets Purchased or Sold	($1,104,500)		
Net Cash from Investing	**($1,104,500)**		
Investments Received	$507,000		
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt	$100,000	$0	$0
Net Cash from Financing	**$607,000**	**$0**	**$0**
Cash at Beginning of Period	$0	($496,551)	($274,497)
Net Change in Cash	($496,551)	$222,054	$701,718
Cash at End of Period	**($496,551)**	**($274,497)**	**$427,222**

Appendix

Profit and Loss Statement (With monthly detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Total Revenue	$0	$0	$13,950	$34,502	$50,954	$65,246	$76,280	$75,074	$63,742	$74,764	$82,126	$89,014
Total Direct Costs	$27,469	$27,470	$27,469	$27,469	$27,470	$27,469	$27,469	$27,470	$27,474	$27,473	$27,474	$27,474
Gross Margin	($27,469)	($27,469)	($13,519)	$7,033	$23,485	$37,777	$48,811	$47,605	$36,268	$47,290	$54,652	$61,540
Gross Margin %			(97%)	20%	46%	58%	64%	63%	57%	63%	67%	69%
Operating Expenses												
Florida Excise Tax	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240
Marketing costs	$416	$416	$416	$416	$417	$417	$417	$417	$417	$417	$417	$417
Merchandise	$2,000											
Non alcoholic beverages	$416	$416	$416	$416	$417	$417	$417	$417	$417	$417	$417	$417
Commercial Towel Service	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125
Single Use Supplies	$83	$83	$83	$83	$83	$83	$83	$83	$84	$84	$84	$84
Art Budget	$1,666	$1,666	$1,666	$1,666	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
Office Supplies/ Misc Costs	$83	$83	$83	$83	$83	$83	$83	$83	$84	$84	$84	$84
Land Lease	$16,666	$16,666	$16,666	$16,666	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667
Florida Brewers License	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500

Bear Hug Brewing Company

Federal Excise Tax	$729	$729	$729	$729	$729	$729	$729	$729	$729	$729	$730	$730
Total Operating Expenses	**$23,924**	**$21,924**	**$21,924**	**$21,924**	**$21,928**	**$21,928**	**$21,928**	**$21,928**	**$21,930**	**$21,930**	**$21,931**	**$21,931**
Operating Income	**($51,393)**	**($49,394)**	**($35,443)**	**($14,891)**	**$1,556**	**$15,849**	**$26,883**	**$25,676**	**$14,338**	**$25,361**	**$32,721**	**$39,609**
Interest Incurred		$4,250	$3,838	$3,424	$3,006	$2,586	$2,163	$1,736	$1,307	$874	$439	$0
Depreciation and Amortization	$3,519	$3,519	$3,518	$3,519	$3,519	$3,519	$3,518	$3,519	$3,519	$3,519	$3,518	$3,519
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Expenses	**$54,912**	**$57,162**	**$56,751**	**$56,336**	**$55,922**	**$55,502**	**$55,079**	**$54,652**	**$54,229**	**$53,797**	**$53,362**	**$52,924**
Net Profit	**($54,912)**	**($57,162)**	**($42,801)**	**($21,834)**	**($4,968)**	**$9,744**	**$21,201**	**$20,422**	**$9,513**	**$20,967**	**$28,764**	**$36,090**
Net Profit / Sales			**(307%)**	**(63%)**	**(10%)**	**15%**	**28%**	**27%**	**15%**	**28%**	**35%**	**41%**

Bear Hug Brewing Company

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Total Revenue	$56,740	$57,170	$71,464	$76,790	$84,080	$89,452	$82,112	$74,480	$71,082	$63,322	$73,004	$75,160
Total Direct Costs	$31,783	$31,783	$31,783	$31,783	$31,783	$31,783	$31,783	$31,783	$31,784	$31,784	$31,784	$31,784
Gross Margin	$24,957	$25,387	$39,681	$45,007	$52,297	$57,669	$50,329	$42,697	$39,298	$31,538	$41,220	$43,376
Gross Margin %	44%	44%	56%	59%	62%	64%	61%	57%	55%	50%	56%	58%
Operating Expenses												
Florida Excise Tax	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240	$1,240
Marketing costs	$416	$416	$416	$416	$417	$417	$417	$417	$417	$417	$417	$417
Merchandise	$3,000											
Non alcoholic beverages	$416	$416	$416	$416	$417	$417	$417	$417	$417	$417	$417	$417
Commercial Towel Service	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125	$125
Single Use Supplies	$83	$83	$83	$83	$83	$83	$83	$83	$84	$84	$84	$84
Art Budget	$1,666	$1,666	$1,666	$1,666	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
Office Supplies/ Misc Costs	$83	$83	$83	$83	$83	$83	$83	$83	$84	$84	$84	$84
Land Lease	$16,666	$16,666	$16,666	$16,666	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667	$16,667
Florida Brewers License	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500	$500
Federal Excise Tax	$729	$729	$729	$729	$729	$729	$729	$729	$729	$729	$730	$730
Total Operating Expenses	$24,924	$21,924	$21,924	$21,924	$21,928	$21,928	$21,928	$21,928	$21,930	$21,930	$21,931	$21,931

Operating Income	$33	$3,463	$17,757	$23,083	$30,369	$35,741	$28,401	$20,769	$17,368	$9,608	$19,289	$21,445
Interest Incurred	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Depreciation and Amortization	$3,519	$3,519	$3,518	$3,519	$3,519	$3,519	$3,518	$3,519	$3,519	$3,519	$3,518	$3,519
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$1,217	$1,773	$1,368	$949	$762	$335	$867	$986
Total Expenses	$60,225	$57,226	$57,226	$57,226	$58,446	$59,003	$58,598	$58,179	$57,994	$57,568	$58,101	$58,220
Net Profit	($3,485)	($56)	$14,238	$19,564	$25,634	$30,449	$23,514	$16,301	$13,088	$5,754	$14,903	$16,941
Net Profit / Sales	(6%)	0%	20%	25%	30%	34%	29%	22%	18%	9%	20%	23%

Bear Hug Brewing Company

	2023	2024	2025
Total Revenue	$625,652	$874,856	$1,387,000
Total Direct Costs	$329,650	$381,400	$385,885
Gross Margin	$296,002	$493,456	$1,001,115
Gross Margin %	47%	56%	72%
Operating Expenses			
Florida Excise Tax	$14,880	$14,880	$14,880
Marketing costs	$5,000	$5,000	$5,000
Merchandise	$2,000	$3,000	$4,000
Non alcoholic beverages	$5,000	$5,000	$5,000
Commercial Towel Service	$1,500	$1,500	$1,500
Single Use Supplies	$1,000	$1,000	$1,000
Art Budget	$20,000	$20,000	$20,000
Office Supplies/ Misc Costs	$1,000	$1,000	$1,000
Land Lease	$200,000	$200,000	$200,000
Florida Brewers License	$6,000	$6,000	$6,000
Federal Excise Tax	$8,750	$8,750	$8,750
Total Operating Expenses	$265,130	$266,130	$267,130
Operating Income	$30,872	$227,326	$733,985
Interest Incurred	$23,623	$0	$0
Depreciation and Amortization	$42,225	$42,225	$42,225
Gain or Loss from Sale of Assets			
Income Taxes	$0	$8,257	$38,047

Bear Hug Brewing Company

Total Expenses	$660,628	$698,012	$733,287
Net Profit	($34,976)	$176,845	$653,713
Net Profit / Sales	(6%)	20%	47%

Balance Sheet (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$51,107	($60,649)	($160,592)	($241,277)	($302,921)	($348,958)	($390,548)	($423,153)	($465,609)	($512,166)	($539,192)	($496,551)
Accounts Receivable	$0	$0	$2,953	$7,233	$10,721	$13,751	$16,059	$15,774	$13,384	$15,704	$17,260	$18,696
Inventory												
Other Current Assets												
Total Current Assets	**$51,107**	**($60,649)**	**($157,639)**	**($234,044)**	**($292,201)**	**($335,207)**	**($374,488)**	**($407,380)**	**($452,225)**	**($496,462)**	**($521,932)**	**($477,855)**
Long-Term Assets	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500
Accumulated Depreciation	($3,519)	($7,038)	($10,556)	($14,075)	($17,594)	($21,112)	($24,631)	($28,150)	($31,669)	($35,187)	($38,706)	($42,225)
Total Long-Term Assets	**$1,100,981**	**$1,097,463**	**$1,093,944**	**$1,090,425**	**$1,086,906**	**$1,083,388**	**$1,079,869**	**$1,076,350**	**$1,072,831**	**$1,069,313**	**$1,065,794**	**$1,062,275**
Total Assets	**$1,152,088**	**$1,036,814**	**$936,305**	**$856,381**	**$794,706**	**$748,180**	**$705,380**	**$668,970**	**$620,607**	**$572,850**	**$543,862**	**$584,420**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Taxes Payable	$0	$0	$815	$1,663	$4,312	$7,819	$4,017	$7,811	$10,990	$3,754	$7,928	$12,396
Short-Term Debt	$600,000	$541,888	$483,364	$424,426	$365,071	$305,294	$245,095	$184,469	$123,414	$61,926		
Prepaid Revenue												
Total Current Liabilities	**$600,000**	**$541,888**	**$484,179**	**$426,089**	**$369,383**	**$313,113**	**$249,112**	**$192,280**	**$134,404**	**$65,680**	**$7,928**	**$12,396**
Long-Term Debt	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Long-Term Liabilities	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**	**$100,000**

Bear Hug Brewing Company

Total Liabilities	$700,000	$641,888	$584,179	$526,089	$469,383	$413,113	$349,112	$292,280	$234,404	$165,680	$107,928	$112,396
Paid-In Capital	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000
Retained Earnings												
Earnings	($54,912)	($112,074)	($154,875)	($176,709)	($181,677)	($171,933)	($150,732)	($130,310)	($120,797)	($99,830)	($71,066)	($34,976)
Total Owner's Equity	$452,088	$394,926	$352,125	$330,291	$325,323	$335,067	$356,268	$376,690	$386,203	$407,170	$435,934	$472,024
Total Liabilities & Equity	$1,152,088	$1,036,814	$936,305	$856,381	$794,706	$748,180	$705,380	$668,970	$620,607	$572,850	$543,862	$584,420

Bear Hug Brewing Company

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Cash	($499,410)	($493,319)	($475,057)	($458,233)	($425,215)	($386,108)	($367,573)	($341,580)	($320,097)	($319,946)	($299,134)	($274,497)
Accounts Receivable	$11,887	$11,978	$14,998	$16,118	$17,653	$18,791	$17,233	$15,618	$14,895	$13,276	$15,313	$15,760
Inventory												
Other Current Assets												
Total Current Assets	($487,524)	($481,341)	($460,060)	($442,116)	($407,563)	($367,317)	($350,340)	($325,963)	($305,203)	($306,671)	($283,821)	($258,737)
Long-Term Assets	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500	$1,104,500
Accumulated Depreciation	($45,744)	($49,262)	($52,781)	($56,300)	($59,819)	($63,337)	($66,856)	($70,375)	($73,894)	($77,412)	($80,931)	($84,450)
Total Long-Term Assets	$1,058,756	$1,055,238	$1,051,719	$1,048,200	$1,044,681	$1,041,163	$1,037,644	$1,034,125	$1,030,606	$1,027,088	$1,023,569	$1,020,050
Total Assets	$571,233	$573,897	$591,659	$606,084	$637,119	$673,846	$687,304	$708,162	$725,404	$720,417	$739,748	$761,313
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$0	$0	$0	$0	$1,217	$2,990	$1,368	$2,317	$3,079	$335	$1,202	$2,188
Sales Taxes Payable	$2,694	$5,414	$8,938	$3,799	$7,983	$12,488	$4,054	$7,662	$11,054	$3,057	$6,618	$10,256
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities	$2,694	$5,414	$8,938	$3,799	$9,200	$15,478	$5,422	$9,979	$14,133	$3,392	$7,820	$12,444
Long-Term Debt	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Long-Term Liabilities	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000

Bear Hug Brewing Company

Total Liabilities	$102,694	$105,414	$108,938	$103,799	$109,200	$115,478	$105,422	$109,979	$114,133	$103,392	$107,820	$112,444
Paid-In Capital	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000	$507,000
Retained Earnings	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)	($34,976)
Earnings	($3,486)	($3,542)	$10,697	$30,261	$55,894	$86,344	$109,858	$126,159	$139,246	$145,001	$159,904	$176,844
Total Owner's Equity	$468,539	$468,483	$482,721	$502,285	$527,919	$558,368	$581,882	$598,183	$611,271	$617,025	$631,928	$648,869
Total Liabilities & Equity	$571,233	$573,897	$591,659	$606,084	$637,119	$673,846	$687,304	$708,162	$725,404	$720,417	$739,748	$761,313

	2023	2024	2025
Cash	($496,551)	($274,497)	$427,222
Accounts Receivable	$18,696	$15,760	$24,252
Inventory			
Other Current Assets			
Total Current Assets	**($477,855)**	**($258,737)**	**$451,474**
Long-Term Assets	$1,104,500	$1,104,500	$1,104,500
Accumulated Depreciation	($42,225)	($84,450)	($126,675)
Total Long-Term Assets	**$1,062,275**	**$1,020,050**	**$977,825**
Total Assets	**$584,420**	**$761,313**	**$1,429,299**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$0	$2,188	$9,512
Sales Taxes Payable	$12,396	$10,256	$17,205
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$12,396**	**$12,444**	**$26,717**
Long-Term Debt	$100,000	$100,000	$100,000
Long-Term Liabilities	**$100,000**	**$100,000**	**$100,000**
Total Liabilities	**$112,396**	**$112,444**	**$126,717**
Paid-In Capital	$507,000	$507,000	$507,000
Retained Earnings		($34,976)	$141,869
Earnings	($34,976)	$176,844	$653,713
Total Owner's Equity	**$472,024**	**$648,869**	**$1,302,582**

Bear Hug Brewing Company

Total Liabilities & Equity	$584,420	$761,313	$1,429,299

Cash Flow Statement (With Monthly Detail)

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	($54,912)	($57,162)	($42,801)	($21,834)	($4,968)	$9,744	$21,201	$20,422	$9,513	$20,967	$28,764	$36,090
Depreciation & Amortization	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519
Change in Accounts Receivable	$0	$0	($2,953)	($4,280)	($3,488)	($3,030)	($2,309)	$286	$2,389	($2,319)	($1,556)	($1,436)
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Sales Tax Payable	$0	$0	$815	$848	$2,649	$3,507	($3,802)	$3,794	$3,179	($7,236)	$4,174	$4,468
Change in Prepaid Revenue												
Net Cash Flow from Operations	($51,393)	($53,643)	($41,420)	($21,747)	($2,288)	$13,740	$18,609	$28,020	$18,600	$14,931	$34,900	$42,641
Investing & Financing												
Assets Purchased or Sold	($1,104,500)											
Net Cash from Investing	($1,104,500)											

Bear Hug Brewing Company

Investments Received	$507,000											
Dividends & Distributions												
Change in Short-Term Debt	$600,000	($58,112)	($58,524)	($58,938)	($59,356)	($59,776)	($60,199)	($60,626)	($61,055)	($61,488)	($61,926)	
Change in Long-Term Debt	$100,000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash from Financing	**$1,207,000**	**($58,112)**	**($58,524)**	**($58,938)**	**($59,356)**	**($59,776)**	**($60,199)**	**($60,626)**	**($61,055)**	**($61,488)**	**($61,926)**	**$0**
Cash at Beginning of Period	$0	$51,107	($60,649)	($160,592)	($241,277)	($302,921)	($348,958)	($390,548)	($423,153)	($465,609)	($512,166)	($539,192)
Net Change in Cash	$51,107	($111,755)	($99,943)	($80,685)	($61,644)	($46,036)	($41,590)	($32,606)	($42,455)	($46,557)	($27,026)	$42,641
Cash at End of Period	**$51,107**	**($60,649)**	**($160,592)**	**($241,277)**	**($302,921)**	**($348,958)**	**($390,548)**	**($423,153)**	**($465,609)**	**($512,166)**	**($539,192)**	**($496,551)**

2024	Jan '24	Feb '24	Mar '24	Apr '24	May '24	June '24	July '24	Aug '24	Sept '24	Oct '24	Nov '24	Dec '24
Net Cash Flow from Operations												
Net Profit	($3,485)	($56)	$14,238	$19,564	$25,634	$30,449	$23,514	$16,301	$13,088	$5,754	$14,903	$16,941
Depreciation & Amortization	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519	$3,519
Change in Accounts Receivable	$6,810	($91)	($3,020)	($1,120)	($1,535)	($1,139)	$1,558	$1,616	$723	$1,619	($2,037)	($447)
Change in Inventory												
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$0	$1,217	$1,773	($1,622)	$949	$762	($2,744)	$867	$986
Change in Sales Tax Payable	($9,702)	$2,720	$3,524	($5,139)	$4,184	$4,505	($8,434)	$3,608	$3,392	($7,997)	$3,561	$3,638
Change in Prepaid Revenue												
Net Cash Flow from Operations	**($2,859)**	**$6,092**	**$18,261**	**$16,824**	**$33,018**	**$39,107**	**$18,535**	**$25,993**	**$21,483**	**$151**	**$20,813**	**$24,637**
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

Bear Hug Brewing Company

Dividends & Distributions												
Change in Short-Term Debt												
Change in Long-Term Debt	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Cash from Financing	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
Cash at Beginning of Period	($496,551)	($499,410)	($493,319)	($475,057)	($458,233)	($425,215)	($386,108)	($367,573)	($341,580)	($320,097)	($319,946)	($299,134)
Net Change in Cash	($2,859)	$6,092	$18,261	$16,824	$33,018	$39,107	$18,535	$25,993	$21,483	$151	$20,813	$24,637
Cash at End of Period	**($499,410)**	**($493,319)**	**($475,057)**	**($458,233)**	**($425,215)**	**($386,108)**	**($367,573)**	**($341,580)**	**($320,097)**	**($319,946)**	**($299,134)**	**($274,497)**

Bear Hug Brewing Company

	2023	2024	2025
Net Cash Flow from Operations			
Net Profit	($34,976)	$176,845	$653,713
Depreciation & Amortization	$42,225	$42,225	$42,225
Change in Accounts Receivable	($18,696)	$2,937	($8,493)
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$0	$2,188	$7,324
Change in Sales Tax Payable	$12,396	($2,140)	$6,949
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$949**	**$222,054**	**$701,718**
Investing & Financing			
Assets Purchased or Sold	($1,104,500)		
Net Cash from Investing	**($1,104,500)**		
Investments Received	$507,000		
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt	$100,000	$0	$0
Net Cash from Financing	**$607,000**	**$0**	**$0**
Cash at Beginning of Period	$0	($496,551)	($274,497)
Net Change in Cash	($496,551)	$222,054	$701,718
Cash at End of Period	**($496,551)**	**($274,497)**	**$427,222**